March 7, 2008

Re: Comments from SEC Regarding Cutoff Grade for the Tambor Project

The following is a response to comments by Chris White, Branch Chief for the US Securities and Exchange Commission regarding the cutoff grade used by Chlumsky, Armbrust and Meyer LLC (CAM) in their report entitled "Technical Report, Tambor Gold Project, Republic of Guatemala", prepared for Radius Exploration Ltd., dated January 7, 2004.

The cutoff grade of 0.3g/t Au was selected for the resource estimate because of the demonstrated continuity of mineralized zones at this grade as shown in variograms, cross sections and plan maps.  The estimate was made to show the level of confidence for the existence of this resource, and not to confirm economic mineral reserves.

Using reasonable economic criteria in effect when the resource estimate was prepared in late 2003 (gold price of $350 per ounce; gold recovery of 70 percent for a heap leach operation; operating cost of $4.00 per tonne) would result in a calculated economic cutoff grade of 0.5g/t Au.  The average grade of the resource estimate at the 0.3g/t Au cutoff has an average grade of 2.83g/t Au, well above the economic cutoff grade.

It is CAM's opinion that using a cutoff grade of 0.3g/t Au is appropriate for resource estimation because of the demonstrated continuity of gold mineralization at this grade.  Material included in the resource having a grade between 0.3g/t Au and 0.5g/t Au can be considered internal dilution that may need to be mined with the ore.

It should also be noted that at the current higher gold price, the economic cutoff grade would be less than 0.3g/t Au.

Respectfully submitted,

George A. Armbrust

Chlumsky, Armbrust and Meyer, LLC

200 Union Boulevard, Suite 430

Lakewood, Colorado 80228

Telephone: 303-716-1617

Fax: 303-716-3386